SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                 Report on Form 6-K for the month of August 2004

                  Hellenic Telecommunications Organization S.A.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 --------------
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X          Form 40-F
                                   ------                ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes         No
                                   ------     ------

Enclosures:

1. Press release dated: August 26, 2004

         OTE Group Reports Group Second Quarter 2004 Results
                    Under US G.A.A.P. - Unaudited


    ATHENS, Greece--(BUSINESS WIRE)--Aug. 26, 2004--Hellenic
Telecommunications Organization SA (ASE: HTO)(NYSE:OTE):

    -- Operating revenues up 6% on strong mobile sales (Cosmote, Globul), sound Romtelecom performance

    -- Continuing difficulties in Greek fixed-line: slower revenue erosion but market share loss and further increase in operating expenses

    -- Severe action plan required to reverse slide, control costs and restore leadership - management program to be unveiled in fourth quarter

    Hellenic Telecommunications Organization SA (ASE: HTO)(NYSE:OTE), the Greek full-service telecommunications provider, today announced consolidated unaudited results (prepared under US GAAP) for the quarter ended June 30, 2004.

    CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS AND

    SIX MONTHS ENDED JUNE 30, 2004 AND 2003 IN ACCORDANCE WITH U.S.
GAAP

EUR  million except                          %                       %
 per share data        Q2 04   Q2 03   Change  H1 04   H1 03   Change
----------------------------------------------------------------------
Operating Revenues    1,304.6 1,234.0     5.7% 2,527.9 2,327.9    8.6%
----------------------------------------------------------------------
Operating Income        193.5   246.4   -21.5%  358.7    483.6  -25.8%
----------------------------------------------------------------------
Pre-tax Income          161.5   240.7   -32.9%  308.2    441.7  -30.2%
----------------------------------------------------------------------
Net Income               45.0   117.7   -61.8%   93.1    210.3  -55.7%
----------------------------------------------------------------------
Operating Income
 before Depreciation &
 Amortization           451.1   485.9    -7.2%  865.1    923.9   -6.4%
----------------------------------------------------------------------
Operating Income
 before Depreciation &
 Amortization as % of
 Operating Revenues      34.6%   39.4%-4.8 pp    34.2%   39.7% -5.5 pp
----------------------------------------------------------------------
Basic EPS (EUR )       0.0918  0.2400   -61.8% 0.1899  0.4289   -55.7%
----------------------------------------------------------------------
Cashflow
              from
 Operations             445.3   357.7    24.5%  736.9   544.0    35.5%
----------------------------------------------------------------------
CAPEX as % of Revenues   22.6%   22.8%-0.2 pp    18.7%   19.3% -0.6 pp
----------------------------------------------------------------------


    See notes on p. 13

    Commenting on the quarter, Mr. Panagis Vourloumis, Chairman and
CEO, noted:
    "OTE's results in the second quarter highlight the contrast between the poor performance of our Greek fixed-line activities and our successes in mobile, at Cosmote and Globul in particular, and in Romania. The deterioration of OTE's domestic competitive position in fixed-line and the continuing rise in operating expenses in the face of a shrinking revenue base reinforce the need for drastic actions aimed at bolstering revenues and cutting costs. On the revenue side, we are accelerating the introduction of broadband, a transforming technology in which we are late. And we are going to implement long overdue changes throughout the organization, above and beyond the required headcount reductions. To succeed, our plans will require radical shifts in the way the Greek authorities and the unions deal with OTE. But I am confident that they will see, that OTE urgently needs these changes - and hope to be able to present our plans in the fourth quarter of this year."

    FINANCIAL HIGHLIGHTS

    Operating Revenues

    OTE's Operating Revenues increased by 5.7% in the three months ended June 30, 2004. This is largely due to the continued strong performance in mobile telephony, both in Greece and abroad. Higher revenues from Cosmote and, to a lesser extent, Globul offset the decline in revenues from Greek fixed-line operations. The continuing decline in Greek fixed-line telephony revenues is due to the combined effect of reduced traffic and prices as well as the decision by the telecommunications regulator (NTPC), to impose reductions on leased lines and interconnection tariffs.

                                               %                     %
EUR  million               Q2 04   Q2 03  Change H1 04   H1 03  Change
----------------------------------------------------------------------
Domestic Telephony          562.8   609.3  -7.6% 1,135.2 1,147.8 -1.1%
----------------------------------------------------------------------
International Telephony     100.3    91.4   9.7%   193.1   175.4 10.1%
----------------------------------------------------------------------
Mobile Telephony services   385.1   292.7  31.6%   727.6   551.5 31.9%
----------------------------------------------------------------------
Other                       256.4   240.6   6.6%   472.0   453.2  4.1%
----------------------------------------------------------------------
Total                     1,304.6 1,234.0   5.7% 2,527.9 2,327.9  8.6%
----------------------------------------------------------------------

    Operating Expenses

    Payroll and Employee Benefits increased by 2.9% to EUR 309.6 million in the second quarter of 2004. In Greek fixed-line operations, payroll and employee benefits decreased slightly to reach EUR 203.0 million.
    There were no Voluntary Retirement Costs for the second quarter of 2004, as the charges taken in the first quarter cover most of the estimated Voluntary Retirement Plan cost for 2004.
    Payments to International Operators increased by 7.6% to EUR 47.9 million. Payments to domestic telephony operators (Mobile and Fixed-line Operators) increased by 5.6% to EUR 164.8 million. These payments do not include payments to Cosmote, but include payments from Cosmote to other mobile operators.
    Depreciation and Amortization increased by 7.6%, to EUR 257.6 million in the second quarter of 2004. This increase reflects significant infrastructure investments completed in 2003 at Globul, Cosmofon and HellasSat, as well as projects related to the 2004 Athens Olympic Games.
    Other Operating Expenses increased by 16.3% to EUR 331.2 million, reflecting significant increases in repairs & maintenance, provisions for doubtful accounts and third party fees.

    An analysis of Group Other Operating expenses follows:


                                                  %                  %
EUR  million                     Q2 04 Q2 03 Change H1 04 H1 03 Change
--------------------------------------------------- ------------------
Commission to dealers             37.2  44.3 -16.0%  62.5  74.0 -15.5%
--------------------------------------------------- ------------------
Cost of equipment                 25.0  29.3 -14.7%  51.3  60.2 -14.8%
--------------------------------------------------- ------------------
Repairs, maintenance, Cost of
 telecom materials                56.6  43.4  30.4% 110.3  76.3  44.6%
--------------------------------------------------- ------------------
Provision for doubtful accounts   28.1  19.7  42.6%  54.1  43.0  25.8%
--------------------------------------------------- ------------------
Advertising                       29.9  24.1  24.1%  48.5  35.1  38.2%
--------------------------------------------------- ------------------
Taxes other than income taxes     10.4   9.7   7.2%  17.2  15.9   8.2%
--------------------------------------------------- ------------------
Other                            144.0 114.4  25.9% 260.7 202.9  28.5%
--------------------------------------------------- ------------------
   -Third party fees              40.1  31.1  28.9%  68.6  57.4  19.5%
--------------------------------------------------- ------------------
   -Travel costs                   3.3   3.6  -8.3%   5.4   6.0 -10.0%
--------------------------------------------------- ------------------
   -Audiotex                      17.8  12.1  47.1%  39.2  25.2  55.6%
--------------------------------------------------- ------------------
   -Telecards                      7.2   7.2   0.0%  13.6  13.3   2.3%
--------------------------------------------------- ------------------
   -Misc.                         75.6  60.4  25.2% 133.9 101.0  32.6%
--------------------------------------------------- ------------------
TOTAL                            331.2 284.9  16.3% 604.6 507.4  19.2%
--------------------------------------------------- ------------------


    Operating income before depreciation and amortization

    For the second quarter of 2004, OTE Group Operating income before depreciation and amortization, including RomTelecom, amounted to EUR
451.1 million, or 34.6% of operating revenues. The drop in margin, from 39.4% in the comparable quarter last year, primary reflects the deterioration of operating performance in Greek fixed-line operations.

    Net Income

    Net Income for the three months ended June 30, 2004 reached EUR
45.0 million, down 61.8% from net income of EUR 117.7 million in last year's second quarter. This fall is mainly attributed to the continuing drop in fixed-line revenues in Greece and the slow progress in the area of operating cost reduction.

    Cash Flow

    Cash provided by operating activities amounted to EUR 445.3 million for the three months ended June 30, 2004.

    CONDENSED CASHFLOW IN ACCORDANCE WITH U.S. GAAP


EUR  million                      Q1 04   Q2 04   H1 04   H1 03
-----------------------------------------------------------------
Cash and Cash equivalents at
beginning of period                601.3   680.3   601.3   447.5
-----------------------------------------------------------------
Net Cash provided by
Operating Activities               291.6   445.3   736.9   544.0
-----------------------------------------------------------------
Net Cash used in Investing
 Activities                       (177.9) (295.2) (473.1) (440.5)
-----------------------------------------------------------------
Net Cash provided by (used in)
Financing Activities               (34.7)  (75.7) (110.4)  (96.6)
-----------------------------------------------------------------
Net Increase/(Decrease) in Cash
and Cash Equivalents                79.0    74.4   153.4     6.9
-----------------------------------------------------------------
Cash and Cash Equivalents
at end of period                   680.3   754.7   754.7   454.4
-----------------------------------------------------------------

    Capital Expenditure

    Capital expenditure in the second quarter of 2004 totaled EUR
295.2 million, and EUR 473.1 million for the first half of 2004.

    Debt

    At June 30, 2004, OTE Group gross debt amounted to EUR 3,241.4 million, down 1.2% compared to December 31, 2003. The total amount of OTE debt outstanding breaks down as follows:

EUR  million                                 Jun 30  Dec 31
                                               2004    2003  % Change
----------------------------------------------------------------------
Short-Term:
----------------------------------------------------------------------
-Bank loans                                     28.5    51.6    -44.8%
----------------------------------------------------------------------
Medium & Long-term:
----------------------------------------------------------------------
-Bonds                                       2,591.4 2,590.9      0.0%
----------------------------------------------------------------------
-Bank loans                                    586.8   598.2     -1.9%
----------------------------------------------------------------------
-Other loans                                    34.7    40.3    -13.9%
----------------------------------------------------------------------
Total Indebtedness                           3,241.4 3,281.0     -1.2%
----------------------------------------------------------------------

    EVENTS OF THE QUARTER

    AGM

    On June 17, 2004, OTE held its 52nd Annual General Meeting. During the AGM, amendments to the Company's Articles of Association were approved, the most important of which were the following:

    --  The number of Board members was reduced from 15 to 11 (or 9)

    --  Directorship terms were shortened from 5 to 3 years

    --  One-third of Directors became subject to annual re-election

    4. BUSINESS OVERVIEW

    OTE's segment reporting is based on its legal structure. A reconciliation of intersegment revenues to total revenues is provided, as below:

    SEGMENT FINANCIALS FOR THE SIX MONTHS ENDED JUNE 30, 2004


                                All          Adjustments &
 OTE(a)    COSMOTE   RomTelecom Other Total   EliminationsConsolidated
----------------------------------------------------------------------
1,309.3        651.2     398.6 168.8 2,527.9            -     2,527.9
----------------------------------------------------------------------
  112.5        102.0       2.2  86.1   302.8       (302.8)
----------------------------------------------------------------------
1,421.8        753.2     400.8 254.9 2,830.7       (302.8)    2,527.9
----------------------------------------------------------------------


    (a) For comparison purposes, OTE comprises the OTE parent company and OTE Estate.

    4.1. OTE FIXED-LINE

    TRAFFIC STATISTICS FOR THE SECOND QUARTER OF 2004


                                            Average
      Call Service Category        Calls,     Call   Minutes, Split of
                                   millions Duration  millions minutes
                                            (minutes)
----------------------------------------------------------------------
Local                              1,280.6       2.5  3,242.4    41.7%
----------------------------------------------------------------------
National Long - Distance             159.8       3.0    480.6     6.2%
----------------------------------------------------------------------
International Long - Distance         26.5       3.6     96.1     1.2%
----------------------------------------------------------------------
Internet                             154.6      22.3  3,451.1    44.5%
----------------------------------------------------------------------
Fixed-to-Mobile                      340.2       1.3    440.0     5.7%
----------------------------------------------------------------------
Special Calls                         87.5       0.6     52.4     0.7%
----------------------------------------------------------------------
Total                              2,049.2       3.8  7,762.6   100.0%
----------------------------------------------------------------------


    OTE estimates that its share of the Greek fixed-line market, as measured in call minutes, stood at approximately 85% in June 2004.

                                            %                        %
EUR  million            Q2 04 Q2 03  Change   H1 04   H1 03   Change
----------------------------------------------------------------------
Operating Revenues      729.3 766.9     -4.9%1,421.8 1,554.3     -8.5%
----------------------------------------------------------------------
Adjusted Operating
 Revenues(a)            729.3 766.9     -4.9%1,421.8 1,544.6     -8.0%
----------------------------------------------------------------------
 - Basic Monthly Rentals157.4 152.8      3.0%  315.9   309.8      2.0%
----------------------------------------------------------------------
 - Fixed to fixed calls 142.7 167.8    -15.0%  293.0   351.5    -16.6%
----------------------------------------------------------------------
 - Fixed to mobile calls 99.9 126.6    -21.1%  195.1   255.6    -23.7%
----------------------------------------------------------------------
 - International         58.3  63.7     -8.5%  113.2   130.7    -13.4%
----------------------------------------------------------------------
 - Other                271.0 256.0      5.9%  504.6   506.7     -0.4%
----------------------------------------------------------------------
Operating Profit         50.6 141.9    -64.3%   79.6   280.6    -71.6%
----------------------------------------------------------------------
Operating income before
 depreciation and
 amortization           197.3 294.2    -32.9%  379.6   570.2    -33.4%
----------------------------------------------------------------------
Operating income before
 depreciation and
 amortization as % of
 Operating revenues      27.1% 38.4%-11.3 pp    26.7%   36.7%-10.0 pp
----------------------------------------------------------------------
Depreciation &
 Amortization           146.7 152.3     -3.7%  300.0   289.6      3.6%
----------------------------------------------------------------------


    (a) Up to January 31, 2003, OTE was billed by the mobile operators for substantially all its revenue from calls placed from its network to customers of the mobile operators. These charges were included in "Payments to mobile telephony operators" in Operating Expenses. Simultaneously, OTE charged the mobile operators an interconnection fee relating to such calls, which was included in "Interconnection charges" in Other Operating Revenues. Effective February 1, 2003, OTE, based on new arrangements made with the mobile operators, no longer charges an interconnection fee for such calls but pays a charge per minute at rates determined in the new agreements. Adjusted Operating Revenues eliminate the effect of that change.
    Fixed-line operating revenues dropped by 4.9% in the second quarter of 2004 to EUR 729.3 million. This decline is due to lower traffic volume and the new tariff structure introduced to meet heightened competition, partly offset by an increase in revenues from monthly rentals and special projects.
    Despite fixed-to-mobile substitution, the total number of installed lines remained roughly unchanged in the second quarter of the year, as a 3% drop in PSTN lines was more than offset by an increase of nearly 19% in ISDN lines. In late June, OTE introduced a package targeting owners of vacation homes, aimed at reducing the switch to mobile phone use among seasonal residential users.

    OTE is addressing the delays that have affected the deployment of its ADSL offering and taking steps to accelerate installation time and boost demand. The company expects to meet its 50,000 ADSL customer target by the end of 2004, and will make a significant push to raise broadband usage closer to levels recorded in other European countries.
    The decline in total traffic, as measured in call minutes, slowed down during the period as compared to the first quarter of the year. However, aggressive competitive actions, made possible in part by regulatory decisions, continue to depress traffic, market share and revenues.
    As announced last quarter, OTE is vigorously contesting leased line and interconnection tariffs imposed by the regulator, and expects a resolution of this dispute until the end of the year.
    Total operating expenses increased by 7.3% compared to the second quarter of 2003 reaching EUR 675.2 million, mainly influenced by the growth of Other Operating Expenses. An analysis of the OTE segment Other Operating Expenses follows:


                                                   %                 %
EUR  million                      Q2 04 Q2 03 ChangeH1 04 H1 03 Change
----------------------------------------------------------------------
Cost of equipment                  22.7  25.5 -11.0% 41.7  49.5 -15.8%
----------------------------------------------------------------------
Repairs, maintenance, Cost of
 telecom materials                 24.5  21.9  11.9% 45.8  39.6  15.7%
----------------------------------------------------------------------
Provision for doubtful accounts    24.6  16.7  47.3% 45.1  33.5  34.6%
----------------------------------------------------------------------
Advertising                         8.4   4.1 104.9% 11.3   5.5 105.5%
----------------------------------------------------------------------
Taxes other than income taxes       7.2   6.4  12.5% 10.8  10.0   8.0%
----------------------------------------------------------------------
Other                             106.7  76.8  38.9%189.1 152.4  24.1%
----------------------------------------------------------------------
   -Third party fees               31.1  22.2  40.1% 43.7  38.0  15.0%
----------------------------------------------------------------------
   -Travel costs                    1.8   2.7 -33.3%  2.7   4.2 -35.7%
----------------------------------------------------------------------
   -Audiotex                       16.3  11.1  46.8% 35.5  23.9  48.5%
----------------------------------------------------------------------
   -Telecards                       2.8   3.0  -6.7%  4.4   6.2 -29.0%
----------------------------------------------------------------------
   -Other                          54.7  37.8  44.7%102.8  80.1  28.3%
----------------------------------------------------------------------
TOTAL                             194.1 151.4  28.2%343.8 290.5  18.3%
----------------------------------------------------------------------


    In the second quarter of 2004, Other Operating Expenses showed an increase of 28.2% in comparison to the corresponding quarter of 2003. This was mainly due to additional advertising costs supporting a number of new products and services as well as the Olympic Games sponsorship, increased provision for doubtful accounts, higher commissions to Audiotex providers, and increased third party fees.
    In the six months ending June 30, 2004, Net Working Capital for the Domestic Fixed-line business (including bad debt, excluding intra-group transactions and cash) declined substantially as a percentage of revenue compared to the same period of 2003, at 23.7% versus 25.3% last year (Greek GAAP). These are the lowest Net Working Capital requirements of the Domestic Fixed-line business for over three years, and are the result of a concerted 12-month effort of improving billing efficiency, collections effectiveness, payables management and inventory control. In particular, Days Sales Outstanding (including VAT) have decreased significantly since the seasonally high Q1 and reached last year's levels at 106, Days Payables Outstanding increased substantially from 108 last year to 132 and inventories, though still higher than June 2003, have reduced by 8% since end-2003, following the continued roll-out of the Olympic Projects. Further reduction of Net Working Capital is expected through 2004, especially through lower DSO, as improved credit control and collections management begin to influence OTE's receivables.

       EUR    million                 Q2 04           Q2 03
------------------------------------------------------------
Net Accounts Receivable               941.0         1,044.0
------------------------------------------------------------
Net Working Capital                   653.0           780.0
------------------------------------------------------------
 NWC/Sales (%)                         23.7            25.3
------------------------------------------------------------
 DSO (incl.  VAT)                       106             105
------------------------------------------------------------
 DPO (incl.  VAT)                       132             108
------------------------------------------------------------


    4.2. COSMOTE

    SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003

    IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)



EUR  millions                         Q2 04    Q2 03  % Change
---------------------------------------------------------------
Operating Revenues                     394.8    327.2     20.7%
---------------------------------------------------------------
   Monthly service fees                 59.7     43.6     36.9%
---------------------------------------------------------------
   Airtime revenues                    159.1    135.7     17.2%
---------------------------------------------------------------
   Interconnection Revenues            116.2     94.6     22.8%
---------------------------------------------------------------
   Roaming revenues                     10.0      9.0     11.1%
---------------------------------------------------------------
   SMS revenues                         35.9     35.5      1.1%
---------------------------------------------------------------
   Sales of handsets/accessories        11.0      6.7     64.2%
---------------------------------------------------------------
   Other operating revenues              3.0      2.2     36.4%
---------------------------------------------------------------
Operating Income before Depreciation
 & Amortization                        167.8    136.6     22.8%
---------------------------------------------------------------
Operating Income before Depreciation
 & Amortization as % of Operating
 Revenues                               42.5%    41.7% +0.8 pp
---------------------------------------------------------------
Operating Profit (EBIT)                121.0     96.7     25.1%
---------------------------------------------------------------
Net Income                              76.7     61.0     25.7%
---------------------------------------------------------------
Net Income  Margin                      19.4%    18.6% +0.8 pp
---------------------------------------------------------------
Depreciation & Amortization             46.8     39.9     17.3%
---------------------------------------------------------------

---------------------------------------------------------------
Customers (Greece)                       n/a      n/a
---------------------------------------------------------------
                            Contract     n/a      n/a
---------------------------------------------------------------
                            Pre-Paid     n/a      n/a
---------------------------------------------------------------
Customers (Albania)                      n/a      n/a
---------------------------------------------------------------
                            Contract     n/a      n/a
---------------------------------------------------------------
                            Pre-Paid     n/a      n/a
---------------------------------------------------------------
Employees (consolidated)                 n/a      n/a
---------------------------------------------------------------
ARPU blended (Greece, Euro)              n/a      n/a
---------------------------------------------------------------
AMOU blended (Greece, minutes)           n/a      n/a
---------------------------------------------------------------


EUR  millions                          H1 04      H1 03     % Change
---------------------------------------------------------------------
Operating Revenues                       753.2      624.3       20.6%
---------------------------------------------------------------------
   Monthly service fees                  115.2       83.2       38.5%
---------------------------------------------------------------------
   Airtime revenues                      310.2      260.7       19.0%
---------------------------------------------------------------------
   Interconnection Revenues              218.9      182.2       20.1%
---------------------------------------------------------------------
   Roaming revenues                       13.9       11.6       19.8%
---------------------------------------------------------------------
   SMS revenues                           70.6       71.2       -0.8%
---------------------------------------------------------------------
   Sales of handsets/accessories          17.4       13.2       31.8%
---------------------------------------------------------------------
   Other operating revenues                7.0        2.2      218.2%
---------------------------------------------------------------------
Operating Income before Depreciation
 & Amortization                          320.7      263.7       21.6%
---------------------------------------------------------------------
Operating Income before Depreciation
 & Amortization as % of Operating
 Revenues                                 42.6%      42.2%   +0.4 pp
---------------------------------------------------------------------
Operating Profit (EBIT)                  230.8      185.4       24.5%
---------------------------------------------------------------------
Net Income                               145.0      114.7       26.4%
---------------------------------------------------------------------
Net Income  Margin                        19.3%      18.4%   +0.9 pp
---------------------------------------------------------------------
Depreciation & Amortization               89.9       78.3       14.8%
---------------------------------------------------------------------

---------------------------------------------------------------------
Customers (Greece)                   4,075,539  3,856,565        5.7%
---------------------------------------------------------------------
                            Contract 1,602,188  1,579,358        1.4%
---------------------------------------------------------------------
                            Pre-Paid 2,473,351  2,277,207        8.6%
---------------------------------------------------------------------
Customers (Albania)                    641,058    560,728       14.3%
---------------------------------------------------------------------
                            Contract    15,025     13,180       14.0%
---------------------------------------------------------------------
                            Pre-Paid   626,033    547,548       14.3%
---------------------------------------------------------------------
Employees (consolidated)                 2,390      2,131       12.2%
---------------------------------------------------------------------
ARPU blended (Greece, Euro)               30.4       28.0        8.6%
---------------------------------------------------------------------
AMOU blended (Greece, minutes)           126.0      101.0       24.8%
---------------------------------------------------------------------

    Cosmote operates in four countries of Southeastern Europe: through direct ownership in Greece (Cosmote) and Albania (AMC) and since January 2003, through management of companies owned by OTE in Bulgaria (GLOBUL) and F.Y.R. of Macedonia (CosmoFon). Cosmote group consolidated results incorporate the Greek and Albanian companies.
    Cosmote group operating revenues for the second quarter of 2004 increased by 20.7% to reach EUR 394.8 million. The overall revenue increase reflects a 17.2% increase in airtime revenues, a 36.9% increase in revenues from monthly service fees chiefly and a 22.8% increase in interconnection revenues. Revenues from sales of handsets & accessories, following the launch of i-mode service in early June and the introduction of new handsets, increased by 64.2%. In total, revenues from telecommunications services increased by 19.6%, representing approximately 96% of total revenues.
    The key driver behind the healthy revenue growth is the considerable increase in Cosmote's domestic operations traffic volumes, more than offsetting the impact from earlier tariff cuts and the introduction of bundled packages.
    Data revenues (which include SMS, MMS, and other "soft data" revenues from Value Added Services) represent approximately 12.1% of total telecommunication revenues and 12.4% of domestic operations for the first half of 2004. In June 2004, Cosmote launched i-mode, the world's most popular mobile Internet service, in the Greek market. This exclusive launch, carried out in record time, is aimed at enhancing Cosmote's innovative data offering portfolio and further boosting service revenues. Since launch, customer response to the service provides highly encouraging indications about the positive-take up of i-mode in Greece.
    Roaming revenues in the second quarter grew by approximately 11.1%, accounting for 2.5% of total consolidated revenues. During the second quarter of the year, Cosmote signed 21 additional roaming agreements. These, at the end of the second quarter amounted to 342 in 160 countries (five more countries compared to the end of the first quarter). In addition, since the launch of i-mode (in June 2004) Cosmote has signed 25 GPRS roaming agreements in 19 countries.
    Group Operating Income before depreciation and amortization for the quarter increased by 22.8%, reaching EUR 167.8 million, representing a margin of 42.5%.
    Second quarter 2004 Cosmote Group Earnings amounted to EUR 76.7 million, up 25.7% compared to the second quarter of 2003. Consolidated Net Income margin reached 19.4%, the highest ever recorded to date.
    During the second quarter of 2004 Cosmote (Greece) recorded 52,064 net new additions (50,011 new prepaid customers and 2,053 new contract customers). Contract customers at the end of the quarter reached 1,602,188 or 39.3% of total while prepaid customers reached 2,473,351 or 60.7% of total. During the same period, AMC (Albania) added 25,124 net new customers, reaching a total of 641,058 customers.

    4.3. ROMTELECOM

    OTE, through its wholly owned subsidiary OTE International
Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom's key financial figures are stated below:

    ROMTELECOM CONSOLIDATED STATEMENTS OF OPERATIONS

    SECOND QUARTER ENDED JUNE 3O, 2004 AND 2003

    IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)



EUR  Millions                    Q2 04      Q2 03    % Change
--------------------------------------------------------------
Operating Revenues                 199.6      191.3       4.3%
--------------------------------------------------------------
Operating Income before
 Depreciation & amortization        63.2         54      17.0%
--------------------------------------------------------------
Operating Income before
 Depreciation & Amortization
 as % of Operating Revenues         31.7%      28.2%   3.4 pp
--------------------------------------------------------------
Operating Income                    23.1       15.1      53.0%
--------------------------------------------------------------
Net Income/(Loss)                    9.3       23.6     -60.6%
--------------------------------------------------------------
Net Income/(Loss) Margin             4.7%      12.3%  -7.6 pp
--------------------------------------------------------------
Increase/(Decrease) in Gross
 PP&E                               14.9       20.0     -25.5%
--------------------------------------------------------------

--------------------------------------------------------------
Fixed Telephony, Lines
--------------------------------------------------------------
Mobile Telephony, Contract
 customers
--------------------------------------------------------------
Mobile Telephony, Prepaid
 customers
--------------------------------------------------------------
Mobile Telephony, Total
 customers
--------------------------------------------------------------

--------------------------------------------------------------
Cash and cash equivalents
--------------------------------------------------------------
Short-term borrowings
--------------------------------------------------------------
Long-term dedt
--------------------------------------------------------------
Net Financial Debt
--------------------------------------------------------------


EUR  Millions                    H1 04       H1 03     % Change
----------------------------------------------------------------
Operating Revenues                  400.8       389.7       2.8%
----------------------------------------------------------------
Operating Income before
 Depreciation & amortization        121.5        50.5     140.6%
----------------------------------------------------------------
Operating Income before
 Depreciation & Amortization
 as % of Operating Revenues          30.3%       13.0%  17.3 pp
----------------------------------------------------------------
Operating Income                     44.8       (29.5)    251.9%
----------------------------------------------------------------
Net Income/(Loss)                    19.4       (26.6)    172.9%
----------------------------------------------------------------
Net Income/(Loss) Margin              4.8%       -6.8%  11.6 pp
----------------------------------------------------------------
Increase/(Decrease) in Gross
 PP&E                                24.1        37.5     -35.7%
----------------------------------------------------------------

----------------------------------------------------------------
Fixed Telephony, Lines          4,334,626   4,272,144       1.5%
----------------------------------------------------------------
Mobile Telephony, Contract
 customers                                     37,252    -100.0%
----------------------------------------------------------------
Mobile Telephony, Prepaid
 customers                                     46,472    -100.0%
----------------------------------------------------------------
Mobile Telephony, Total
 customers                         54,401      83,724     -35.0%
----------------------------------------------------------------
                                 30.06.04    31.12.03
----------------------------------------------------------------
Cash and cash equivalents            85.8        90.6      -5.3%
----------------------------------------------------------------
Short-term borrowings                30.3        40.7     -25.6%
----------------------------------------------------------------
Long-term dedt                      201.4       223.7     -10.0%
----------------------------------------------------------------
Net Financial Debt                  145.9       173.8     -16.1%
----------------------------------------------------------------


    Comparative figures have been adjusted to reflect the EUR 60 million impairment charge taken by Romtelecom in 2003 results, relating to the carrying value of Cosmorom's fixed assets
    In the second quarter of 2004, RomTelecom posted revenues of EUR
199.6 million, up 4.3% from revenues of EUR 191.3 million in the same period last year. This positive result was achieved in spite of a EUR
8.6 million negative currency impact attributed to denomination of tariffs in local currency rather than Euro (until October 2003). The revenue increase is due to higher tariffs and a 98% raise in interconnection traffic.
    Interconnection revenues increased significantly compared to the same period in 2003 (+65%). In 2004, RomTelecom regained a significant share of the inbound and outbound international traffic of Mobile Operators, previously lost as a result of the 2003 market liberalization. Also, in the same period, RomTelecom's inbound traffic to its own network increased significantly as a result of a sizable drop of the termination of VOIP international traffic.

    -- Although the issue of tariff denomination was solved effective October 2, 2003, when the Romanian Regulator approved the conversion of RomTelecom's tariffs into Euros, revenues were still affected by the devaluation of the Romanian Lei (EUR 8.6 million of revenues lost in Q2 2004).

    -- Higher usage and rental revenues also offset the decrease due to currency devaluation.

    -- Internet, Fixed to Mobile, Long Distance and Local traffic decreased in comparison to the second quarter of 2003 due to substitution and competition to alternative carriers.

    Operating income before depreciation and amortization rose to 31.7% of Operating Revenues in Q2 2004, as compared to 28.2% in 2003, mainly due to higher revenues. Operating expenses decreased slightly, despite significant personnel redundancy costs, as virtually all other expense categories were cut during the period. The drop in Interconnection costs reflects tariff reductions, despite a 5% increase in outgoing traffic. Net income amounted to EUR 9.3 million in the second quarter of 2004.
    RomTelecom's tariff rebalancing received Regulatory approval effective June 2004. ANRC approved an average increase in monthly rental of 8% for residential users and 22% for business users, as well as local and Internet call tariff increases (+9%). International and Long Distance Calls charges were reduced by 10% to 21% and Fixed to Mobile call charges by -3%. Another step towards international standards was achieved with implementation of per minute based billing, in place since June 1, 2004.
    RomTelecom's management is moving ahead with continued implementation of its"Transformation Plan":

    -- Efficiency improved from 181 Lines per Employee at the end of fourth quarter of 2003, to 235 Lines per Employee at the end of the second quarter of 2004, an increase of 29.8%.

    -- Headcount was reduced to 18,453 by the end of June 2004 from 23,869 at December 31, 2003.

    -- Implementation of several projects continues successfully, notably the development of a new central Billing System replacing 20 existing systems, deployment of the Oracle Financial e-Business System, and opening of a Directory Assistance Call Center decreasing the cost per call by 25%.

    COSMOROM

    CosmoRom's operating revenues for the three months ended June 30, 2004 amounted to EUR 2.0 million, while net loss amounted to EUR 3.5 million. As previously disclosed, CosmoRom is experiencing financial difficulties and has overdue payments to its principal equipment supplier. The investment bank, appointed by Romtelecom, has concluded the report on the strategic options regarding Cosmorom. The report was made available to Romtelecom's shareholders, OTE and the Romanian Government. The two parties are in close consultations in order to reach a final decision.

    4.4. OTENET

    OTEnet is an 80.2%-owned OTE subsidiary offering Internet access, IP telecom solutions and IT application development and hosting services using Internet technologies. OTEnet's operating revenues for the three months ended June 30, 2004, increased by 41.5% to EUR 23.2 million while quarterly Operating income before depreciation and amortization reached EUR 3.4 million for a margin of 14.7%.
    OTEnet S.A, boosted its customer base significantly. On June 30, 2004, OTEnet had 256,394 active residential customers (including all dial up, OnDSL HOME and prepaid card customers). In addition, on June 30, 2004, OTEnet had over 8,330 active business customers (including all Leased Line, OnDSL OFFICE, VPN and Data Center customers).
    OTEnet continues to introduce and actively promote a series of new products and value-added services, while implementing efficient cost and investment control. The company's goals for 2004 are to promote the expansion of Internet penetration in Greece and to evolve into a multilevel IP Telecom Solutions and Internet Service Applications Provider. In addition, OTEnet's strategy is to expand its offering to cover the full Internet value chain and to strengthen its brand name focusing on the two main market segments (corporate-consumer).

    OTENET

    CONSOLIDATED STATEMENTS OF OPERATIONS

    SECOND QUARTER AND SIX MONTHS ENDED JUNE 3O, 2004 AND 2003

    IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)



EUR  Millions                   Q2 04Q2 03% Change H1 04H1 03% Change
----------------------------------------------------------------------
Operating Revenues              23.2 16.4     41.5%46.0 30.6     50.3%
----------------------------------------------------------------------
Operating Profit                 0.3  1.4    -78.6% 1.7  2.8    -39.3%
----------------------------------------------------------------------
Operating Income before
 Depreciation & amortization     3.4  2.9     17.2% 6.1  5.5     10.9%
----------------------------------------------------------------------
Operating Income before
 Depreciation & Amortization as
 % of Operating Revenues        14.7% 17.7% -3.0pp 13.3% 18.0% -4.7 pp
----------------------------------------------------------------------
Depreciation & Amortization      3.1  1.5    106.7% 4.4  2.7     63.0%
----------------------------------------------------------------------


    4.5. OTHER INTERNATIONAL INVESTMENTS

    TELECOM SERBIA

    For the second quarter of 2004, total operating revenues of Telecom Serbia amounted to EUR 140.1 million, up 11.3% from the second quarter of 2003. Net income amounted to EUR 22.6 million, 2.2% lower than in the second quarter of 2003. At June 30, 2004, Telecom Serbia had approximately 2.45 million fixed-line customers, up 2.7% from the second quarter of 2003, and nearly 2.0 million mobile customers, up 27.9% from last year's quarter. The number of pre-paid customers increased by 25.5% and accounted for over 96% of the total, while the number of contract customers increased by 162.1%. During 2003 Telecom Italia International sold its 29% interest in Telecom Serbia back to the Serbian Government. As a result OTE lost its significant influence in Telecom Serbia, and therefore this investment is accounted for at cost.

    ARMENTEL

    ArmenTel's operating revenues for the second quarter of 2004 amounted to EUR 21.1 million. Operating income before depreciation and amortization reached EUR 12.7 million, or 60.2%, of Operating revenues while net income reached EUR 6.3 million. On June 28, OTE and the Government of the Republic of Armenia jointly announced the commencement of negotiations with a view to settling all outstanding issues between the two parties, including a dispute related to the granting of a second mobile telephony license in Armenia.

    GLOBUL

    Cosmo Bulgaria Mobile EAD is a 100%-owned OTE subsidiary, managed by Cosmote, operating a GSM 900 / 1800 mobile telephony license in Bulgaria. Operating Revenues of Cosmo Bulgaria Mobile EAD, which operates under the Globul brand, amounted to EUR 40.8 million for the second quarter of 2004, compared to EUR 22.9 million for the comparable quarter of 2003, an increase of 78%, while operating income before depreciation and amortization reached EUR 6.6 million in the second quarter of 2004, compared to a negative EUR 0.4 million for the respective quarter of 2003. The overall revenue increase reflects a 90% increase in monthly service revenues (including airtime revenue incorporated in the bundle packages), a 104% increase in airtime revenue, a 53% increase in SMS revenues and a 486% increase in roaming revenues.

    The key drivers behind the healthy revenue growth were:

    -- A customer base which grew by 90% y-o-y, reaching a total of 1,287,000 customers. Pre-paid customers reached 829,000, while contract customers reached 458,000, providing a pre-paid/contract mix of 64%/36%. This increase was driven both by improved market penetration and market share gains.

    --  Stable pre-paid usage.

    -- Further increases in contract usage, driven by an increase in corporate customers and enhanced coverage.

    --  Territorial coverage increased to 82% vs. 57% at the end of Q2
        2003.

    --  Population coverage increased to 97% vs. 86% at the end of Q2
        2003.

    Roaming revenues posted an impressive growth as the company activated more roaming agreements. The number of active roaming agreements at June 30, 2004 reached 231 operators in 112 countries.

    COSMOFON MOBILE TELECOMMUNICATIONS AD SKOPJE (MTS)

    Cosmofon AD, the new corporate name of MTS, is a wholly owned subsidiary of OTE managed by Cosmote, operating the second mobile telephony license in the Former Yugoslav Republic of Macedonia (FYROM). The company launched commercially under the brand name Cosmofon in June 2003. Since then, the company has acquired more than 150,000 customers, while Operating revenues for the second quarter of 2004 reached EUR 5.3 million.

    5. OUTLOOK

    OTE expects the trends of the first six months of the year to continue in the second half, with strong top-line performance in mobile and, to a lesser extent, at Romtelecom not sufficient to offset weakness in Greek fixed-line operations. The Company will pursue its efforts to obtain reversal of regulatory decisions concerning wholesale tariffs.
    For the short and medium term profits are expected to remain low. The longer-term outlook will depend on the ability of the management to carry out the reforms it is planning. If so, by mid 2005 the positive results will be visible at the bottom line. Unlike profits, cash flow will remain healthy because of very high depreciation charges. There is no plan to materially increase debt.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    NOTES

    -- In line with SEC recommendations on the use of non-GAAP financial measures, OTE has decided to replace the caption "EBITDA" used in prior filings by "Operating income before depreciation and amortization". This item is the sum of "Operating income" and "Depreciation and amortization". Similarly, the previously used "EBITDA margin" caption is henceforth replaced by "Operating income before depreciation and amortization as a percentage (%) of Operating Revenues".

    -- Following SEC recommendations regarding the application of EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer", OTE reflects certain commissions relating to pre-paid cards as a reduction of the respective revenues rather than as operating expenses. All comparative quarterly data for 2003 and the first quarter of 2004 were restated accordingly.

    -- Finally, 2003 comparative data and first quarter 2004 numbers have been restated to reflect the impairment of Cosmorom assets. While this impairment is effective February 2003, its detailed modalities were not completed until the filing of OTE's 2003 Form 20-F on July 15, 2004. All 2003 comparative data provided in this release is consistent with the 2003 Form 20-F.

    Exhibits to follow:

    I. Condensed Consolidated Balance Sheets as of June 30, 2004 and December 31, 2003 (Under US GAAP)

    II. Condensed Consolidated Statements of Operations for the six months and three months ended June 30, 2004 and 2003 (Under US GAAP)

    III. Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2004 (Under US GAAP)

    IV. Operating Revenues for the six months and three months ended June 30, 2004 and 2003 (Under US GAAP)

    V. Segment Reporting based on the Company's legal structure

    VI. International Assets

    VII. Operational Highlights

    EXHIBIT I - BALANCE SHEETS



 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                Condensed Consolidated Balance Sheets
                       Prepared under U.S. GAAP
              as of June 30, 2004 and December 31, 2003
                            (EUR  million)

                  Jun 2004  Dec 2003               Jun 2004  Dec 2003
                  --------- ---------              --------- ---------
                                      Liabilities
      Assets      Unaudited               and      Unaudited
                                      Shareholders'
                                         Equity
------------------                   --------------

                                     Current
Current Assets                        Liabilities
Cash and cash                        Short - term
 equivalents         754.7     601.3  borrowings       28.5      51.6
                                     Current
                                      maturities of
Accounts                              long-term
 receivable        1,119.4   1,292.0  debt             65.8      74.8
Materials and                        Accounts
 supplies            143.7     150.2  payable         733.8     922.3
                                     Accrued and
Deferred income                       other
 taxes                 4.2      12.3  liabilities     600.6     597.7
Other current                        Income taxes
 assets              259.5     261.1  payable         180.6     155.7
                  --------- ---------
                                     Dividends
                                      payable         177.7       8.6
                                                   --------- ---------
                   2,281.5   2,316.9
                  --------- ---------
                                                    1,787.0   1,810.7
                                                   --------- ---------
Other assets
                                     Long-Term
Investments          227.2     228.8  Liabilities
                                     Long-term
                                      debt, net of
Prepayment to                         current
 EDEKT-OTE           222.0     239.0  maturities    3,147.1   3,154.6
                                     Reserve for
                                      staff
Deferred income                       retirement
 taxes               103.6     126.3  indemnities     295.8     292.6
Other long-term                      Reserve for
 receivables         155.3     167.4  Youth Account   332.3     331.5
                  --------- ---------
                                     Other long-
                                      term
                     708.1     761.5  liabilities     207.4     252.6
                  --------- ---------

                                                   --------- ---------

Telecommunication
 property,                                          3,982.6   4,031.3
                                                   --------- ---------
Plant and
 equipment
Net of Accumulated                   Minority
 depreciation      6,839.8   6,873.4  interests     1,006.2     992.6
                  --------- ---------              --------- ---------


                                     Shareholders'
                                      Equity
                                     Share capital  1,174.1   1,204.7
Telecommunication
 licenses, net of                    Paid-in
 amortization        392.7     402.4  surplus         487.5     505.7
                  --------- ---------
                                     Treasury stock   (15.1)   (276.6)
                                     Legal reserve    256.7     256.7
Goodwill resulting                   Retained
 from consolidated                    earnings      1,666.0   1,957.2
subsidiaries, net                    Unaccrued
 of amortization      70.7      70.7  compensation      0.0      (0.1)
                  --------- ---------
                                     Accumulated
                                      other
                                      comprehensive
                                      income          (52.2)    (57.3)

                                                    3,517.0   3,590.3
                                                   --------- ---------
                  10,292.8  10,424.9
                  ========= =========
                                                   10,292.8  10,424.9
                                                   ========= =========




           Movement in Shareholders' equity
------------------------------------------------------

                                                 2004
                                  --------------------
                                       Unaudited

Shareholders' equity, January 1               3,590.3
                                  --------------------
Net Income for the period                        93.1
Dividends declared                             (171.6)
Accumulated other comprehensive
 income                                           5.1
Unaccrued compensation                            0.1
                                  --------------------
                                                (73.3)
                                  --------------------

Shareholders' equity, June 30                 3,517.0
                                  ====================

    EXHIBIT II - STATEMENTS OF OPERATIONS

    HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND
SUBSIDIARIES

    Condensed Consolidated Statements of Operations

    Prepared under U.S. GAAP

    for the three months and six months ended June 30, 2004 and 2003

    (EUR million)



                                          Q2 04    Q2 03         %
                                        UnauditedUnaudited Change
Operating Revenues:
   Domestic Telephony                      562.8    609.3    -7.6%
   International Telephony                 100.3     91.4     9.7%
   Mobile telephony services               385.1    292.7    31.6%
   Other                                   256.4    240.6     6.6%
                                        ------------------
   Total Operating Revenues              1,304.6  1,234.0     5.7%
                                        ==================

Operating Expenses:
   Payroll and employee benefits          (309.6)  (300.9)    2.9%
   Voluntary retirement costs                0.0    (16.3) -100.0%
  Reversal of reserve for retirement
   contributions                                     54.6
   Payments to international operators (47.9) (44.5) 7.6% Payments to domestic telephony
    operators                             (164.8)  (156.1)    5.6%
   Depreciation and amortization          (257.6)  (239.5)    7.6%
   Other operating expenses               (331.2)  (284.9)   16.3%
                                        ------------------
   Total Operating Expenses             (1,111.1)  (987.6)   12.5%
                                        ==================

 Operating Income                          193.5    246.4   -21.5%
 Other income / (expense), net:
  Interest income                           13.3     10.9    22.0%
  Interest expense                         (39.3)   (31.1)   26.4%
  FX gain                                   14.1     45.5   -69.0%
  FX loss                                  (15.8)   (34.2)  -53.8%
  Financial net                            (27.7)    (8.9)  211.2%
Income/loss from affiliates                 (1.1)     6.5  -116.9%
   Other, net                               (3.2)    (3.3)   -3.0%
                                        ------------------
 Total Other income / (expense), net       (32.0)    (5.7)  461.4%
                                        ==================

Income before provision for income taxes
 and minority interests                    161.5    240.7   -32.9%
                                        ==================

 Provision for income taxes                (77.1)   (86.2)  -10.6%
                                        ------------------

Income before minority interests            84.4    154.5   -45.4%
 Minority Interests                        (39.4)   (36.8)    7.1%
                                        ------------------

Net Income                                  45.0    117.7   -61.8%
                                        ==================


                                          H1 04    H1 03
                                        UnauditedUnaudited% Change
Operating Revenues:
   Domestic Telephony                    1,135.2  1,147.8     -1.1%
   International Telephony                 193.1    175.4     10.1%
   Mobile telephony services               727.6    551.5     31.9%
   Other                                   472.0    453.2      4.1%
                                        ------------------
   Total Operating Revenues              2,527.9  2,327.9      8.6%
                                        ==================

Operating Expenses:
   Payroll and employee benefits          (630.7)  (546.6)    15.4%
   Voluntary retirement costs              (27.7)   (25.5)     8.6%
  Reversal of reserve for retirement
   contributions                                     54.6
   Payments to international operators (84.0) (89.6) -6.2% Payments to domestic telephony
    operators                             (315.8)  (289.5)     9.1%
   Depreciation and amortization          (506.4)  (440.3)    15.0%
   Other operating expenses               (604.6)  (507.4)    19.2%
                                        ------------------
   Total Operating Expenses             (2,169.2)(1,844.3)    17.6%
                                        ==================

 Operating Income                          358.7    483.6    -25.8%
 Other income / (expense), net:
  Interest income                           24.6     21.6     13.9%
  Interest expense                         (75.4)   (63.2)    19.3%
  FX gain                                   23.0     63.9    -64.0%
  FX loss                                  (25.2)   (46.3)   -45.6%
  Financial net                            (53.0)   (24.0)   120.8%
Income/loss from affiliates                  2.9    (11.3)  -125.7%
   Other, net                               (0.4)    (6.6)   -93.9%
                                        ------------------
 Total Other income / (expense), net       (50.5)   (41.9)    20.5%
                                        ==================

Income before provision for income taxes
 and minority interests                    308.2    441.7    -30.2%
                                        ==================

 Provision for income taxes               (141.6)  (170.2)   -16.8%
                                        ------------------

Income before minority interests           166.6    271.5    -38.6%
 Minority Interests                        (73.5)   (61.2)    20.1%
                                        ------------------

Net Income                                  93.1    210.3    -55.7%
                                        ==================

    EXHIBIT III - STATEMENT OF CASH FLOWS

    HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND
SUBSIDIARIES

    Consolidated Statement of Cash Flows

    Prepared under U.S. GAAP

    for the three months six months ended June 30, 2004 is as follows:

    (EUR million)



                                           Q1 04     Q2 04   H1 04
                                         Unaudited Unaudited Unaudited
Cash Flows from Operating Activities:
   Net income                                48.1      45.0      93.1
Adjustments to reconcile to net cash
 provided by operating activities:
   Depreciation and amortization            248.8     257.6     506.4
   Provision for doubtful accounts           26.0      28.1      54.1
   Provision for staff retirement
    indemnities and youth account            20.0      21.3      41.3
   Minority interests                        34.1      39.4      73.5
   Working capital movement and other
    related movements                       (85.4)     53.9     (31.5)

                                         ========= ========= =========
Net Cash provided by Operating Activities   291.6     445.3     736.9
                                         --------- --------- ---------

Cash Flows from Investing Activities:
   Capital expenditures                    (177.9)   (295.2)   (473.1)

                                         ========= ========= =========
Net Cash used in Investing Activities      (177.9)   (295.2)   (473.1)
                                         --------- --------- ---------

Cash Flows from Financing Activities:
   Net change in short-term and long-term
    debt                                    (34.1)     (5.5)    (39.6)
   Dividends paid                            (0.6)     (1.9)     (2.5)
   Dividends paid to minority
    shareholders                                      (68.3)    (68.3)

                                         ========= ========= =========
Net Cash provided by Financing Activities   (34.7)    (75.7)   (110.4)
                                         --------- --------- ---------

Net Increase/(Decrease) in Cash and Cash
 Equivalents                                 79.0      74.4     153.4
Cash and Cash equivalents at beginning of
 period                                     601.3     680.3     601.3

                                         --------- --------- ---------
Cash and Cash Equivalents at end of
 period                                     680.3     754.7     754.7
                                         ========= ========= =========

    EXHIBIT IV - OPERATING REVENUES

    HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND
SUBSIDIARIES

    Consolidated Operating Revenues

    Prepared under U.S. GAAP

    for the three months and six months ended June 30, 2004 and 2003

    (EUR million)



                            Q2 04    Q2 03
                          Unaudited         Change
Domestic Telephony:
   Basic monthly rentals     209.0    201.0    4.0%
   Local and long distance
    calls
       -Fixed to fixed       194.3    214.9   -9.6%
       -Fixed to mobile      137.2    164.2  -16.4%
                          --------- --------
                             331.5    379.1  -12.6%
                          ========= ========
   Other                      22.3     29.2  -23.6%
                          --------- --------
   Total Domestic
    Telephony                562.8    609.3   -7.6%
                          ========= ========

International Telephony:
   International traffic      43.8     48.2   -9.1%
   Payments from mobile
    operators                  9.3      8.5    9.4%
                          --------- --------
                              53.1     56.7   -6.3%
                          ========= ========
   Payments from
    International
    operators                 47.2     34.7   36.0%
Total International
 Telephony                   100.3     91.4    9.7%
                          ========= ========

Mobile Telephony Services:   385.1    292.7   31.6%
                          ========= ========

Other Operating Revenues:
Traditional Services:
   Telecards                  37.9     31.6   19.9%
   Directories                14.6     16.2   -9.9%
   Radio communications        5.1      5.0    2.0%
   Audiotex                   21.6     15.1   43.0%
   Telex and telegraphy        2.7      3.2  -15.6%
                          --------- --------
                              81.9     71.1   15.2%
                          ========= ========
New Business:
   Leased lines and data
    communications            28.2     63.1  -55.3%
   ISDN, connection &
    monthly charges           27.8     21.8   27.5%
   Sales of
    telecommunication
   equipment                  28.3     19.6   44.4%
   Internet services          15.4     11.7   31.6%
   ATM                         4.7      5.2   -9.6%
                          --------- --------
                             104.4    121.4  -14.0%
                          ========= ========
Other:
   Services rendered          34.0     22.3   52.5%
   Interconnection charges    23.8     19.2   24.0%
   Miscellaneous              12.3      6.6   86.4%
                          --------- --------
                              70.1     48.1   45.7%
                          ========= ========
Total Other Operating
 Revenues                    256.4    240.6    6.6%
                          ========= ========

                          ========= ========
Total Operating Revenues   1,304.6  1,234.0    5.7%
                          ========= ========


                             H1 04     H1 03
                           Unaudited         Change
                          ---------- --------
Domestic Telephony:
   Basic monthly rentals      425.7    376.8  13.0%
   Local and long distance
    calls
       -Fixed to fixed        394.1    417.3  -5.6%
       -Fixed to mobile       267.1    306.7 -12.9%
                          ---------- --------
                              661.2    724.0  -8.7%
                          ========== ========
   Other                       48.3     47.0   2.8%
                          ---------- --------
   Total Domestic
    Telephony               1,135.2  1,147.8  -1.1%
                          ========== ========

International Telephony:
   International traffic       87.7     94.2  -6.9%
   Payments from mobile
    operators                  15.7     15.8  -0.6%
                          ---------- --------
                              103.4    110.0  -6.0%
                          ========== ========
   Payments from
    International
    operators                  89.7     65.4  37.2%
Total International
 Telephony                    193.1    175.4  10.1%
                          ========== ========

Mobile Telephony Services:    727.6    551.5  31.9%
                          ========== ========

Other Operating Revenues:
Traditional Services:
   Telecards                   72.1     63.3  13.9%
   Directories                 27.6     28.5  -3.2%
   Radio communications         9.8     10.8  -9.3%
   Audiotex                    50.8     32.2  57.8%
   Telex and telegraphy         4.1      4.0   2.5%
                          ---------- --------
                              164.4    138.8  18.4%
                          ========== ========
New Business:
   Leased lines and data
    communications             44.8    118.6 -62.2%
   ISDN, connection &
    monthly charges            54.2     43.2  25.5%
   Sales of
    telecommunication
   equipment                   52.9     38.5  37.4%
   Internet services           28.0     23.3  20.2%
   ATM                         11.5      9.8  17.3%
                          ---------- --------
                              191.4    233.4 -18.0%
                          ========== ========
Other:
   Services rendered           48.6     35.2  38.1%
   Interconnection charges     48.3     38.9  24.2%
   Miscellaneous               19.3      6.9 179.7%
                          ---------- --------
                              116.2     81.0  43.5%
                          ========== ========
Total Other Operating
 Revenues                     472.0    453.2   4.1%
                          ========== ========

                          ========== ========
Total Operating Revenues    2,527.9  2,327.9   8.6%
                          ========== ========

    EXHIBIT V - SEGMENT REPORTING



          HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE)
                           AND SUBSIDIARIES
                          Segment Reporting
                       Prepared under U.S. GAAP
                for the six months ended June 30, 2004
                        (In millions of Euro)
                                                       All
                               OTE   CosmoteRomtelecom Other   Total
Operating Revenues:
Domestic Telephony             836.4            284.0   15.2  1,135.6
International Telephony        113.2             67.3   15.0    195.5
Mobile telephony services             734.8       3.6   89.8    828.2
Other                          472.2   18.4      45.9  134.9    671.4
Total Operating Revenues     1,421.8  753.2     400.8  254.9  2,830.7
                            ------------------------------------------

Intersegment Revenues         (112.5)(102.0)     (2.2) (86.1)  (302.8)

Revenue from External
 Customers                   1,309.3  651.2     398.6  168.8  2,527.9
                            ------------------------------------------

Operating Expenses:
Payroll and employee
 benefits                     (412.2) (37.7)   (146.5) (36.1)  (632.5)
Voluntary retirement costs     (27.7)                           (27.7)
Total                         (439.9) (37.7)   (146.5) (36.1)  (660.2)
Payments to international
 operators                     (57.8) (10.7)    (11.6)  (5.6)   (85.7)
Payments to mobile telephony
 operators                    (200.7)(143.1)    (45.3) (19.8)  (408.9)
Depreciation and
 amortization                 (300.0) (89.9)    (68.4) (49.1)  (507.4)
Other operating expenses      (343.8)(241.0)    (75.0)(155.9)  (815.7)
                            ------------------------------------------
Total Operating Expenses    (1,342.2)(522.4)   (346.8)(266.5)(2,477.9)
                            ------------------------------------------

                            ------------------------------------------
Operating Income                79.6  230.8      54.0  (11.6)   352.8
                            ------------------------------------------

 Operating income before
  depreciation and
  amortization                 379.6  320.7     122.4   37.5    860.2
----------------------------------------------------------------------
Operating income before
 depreciation and
 amortization as % of
 Operating revenues             26.7%  42.6%     30.5%  14.7%    30.4%


          HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE)
                           AND SUBSIDIARIES
                          Segment Reporting
                       Prepared under U.S. GAAP
                for the six months ended June 30, 2004
                        (In millions of Euro)
                                             Adjustments &
                                              EliminationsConsolidated
Operating Revenues:
Domestic Telephony
International Telephony
Mobile telephony services
Other
Total Operating Revenues                           (302.8)    2,527.9
                                             -------------------------

Intersegment Revenues

Revenue from External Customers                               2,527.9
                                             -------------------------

Operating Expenses:
Payroll and employee benefits                         1.8      (630.7)
Voluntary retirement costs                                      (27.7)
Total                                                 1.8      (658.4)
Payments to international operators                   1.7       (84.0)
Payments to mobile telephony operators               93.1      (315.8)
Depreciation and amortization                         1.0      (506.4)
Other operating expenses                            211.1      (604.6)
                                             -------------------------
Total Operating Expenses                            308.7    (2,169.2)
                                             -------------------------

                                             -------------------------
Operating Income                                      5.9       358.7
                                             -------------------------

 Operating income before depreciation and
  amortization                                        4.9       865.1
----------------------------------------------------------------------
Operating income before depreciation and
 amortization as % of Operating revenues             -1.6%       34.2%

    EXHIBIT VI - INTERNATIONAL ASSETS

    ROMTELECOM

    OTE has a 54.01% stake in RomTelecom, which has been fully consolidated since March 2003.


                              ROMTELECOM
        CONSOLIDATED and STAND ALONE CONDENSED BALANCE SHEETS
           As of June 30, 2004, in accordance with US GAAP
                           (EUR  thousand)


                                              Consolidated Stand-Alone
                                              (Unaudited)  (Unaudited)
Property, plant and equipment                  1,656,465    1,620,136
Intangible assets                                  8,749        5,973
Investments and other long-term assets            52,073       52,073
Fixed assets investments                               0      161,766
Long-term assets                               1,717,287    1,839,948

Inventories                                       73,452       70,462
Trade and other receivables                      129,385      125,728
Cash and cash equivalents                         85,853       82,969
Current assets                                   288,690      279,159

Total assets                                   2,005,977    2,119,107

Shareholders' Equity                           1,324,612    1,572,731

Borrowings                                       155,233      155,232
Other long-term liabilities                      147,210      147,206
Long-term liabilities                            302,443      302,438

Trade payables and other current liabilities     302,503      197,761
Borrowings                                        76,419       46,177
Current liabilities                              378,922      243,938

Total liabilities                                681,365      546,376

Total liabilities and shareholders' equity     2,005,977    2,119,107

                              ROMTELECOM
            CONSOLIDATED and STAND ALONE INCOME STATEMENT
  For the six months ended June 30, 2004, in accordance with US GAAP
                           (EUR  thousand)


                                              Consolidated Stand-Alone
                                              (Unaudited)  (Unaudited)
Basic monthly rentals                             105,261     105,261
Domestic Telephony calls                          178,772     179,433
                                              ------------ -----------
Domestic Telephony                                284,033     284,694
International Telephony                            67,300      67,300
Mobile Telephony                                    3,555
Other Revenues                                     45,915      49,553
                                              ------------ -----------
Total Operating Revenues                          400,803     401,547

Personnel (inc Voluntary Redundancy)             (149,563)   (146,920)
Other operating expenses                         (129,764)   (128,847)
Depreciation and Amortization                     (76,642)    (73,762)
Total Operating expenses                         (355,969)   (349,529)

Operating income                                   44,834      52,018

Financial, net                                    (11,250)     (9,507)

Income before provision for income taxes           33,584      42,511
Provision for Income taxes                        (14,216)    (14,200)

Net income                                         19,368      28,311

    TELECOM SERBIA

    OTE has a 20% equity investment in Telecom Serbia that, since the third quarter of 2003 is accounted for at cost. Telecom Serbia's key financial figures are stated below:

    TELECOM SERBIA

    Statement of Operations

    Prepared under U.S. GAAP

    for the three months and six months ended June 30, 2004 and 2003

    (Unaudited)



EUR  Millions                     Q2 04      Q2 03    % Change
---------------------------------------------------------------
Operating Revenues                  140.1      125.9      11.3%
---------------------------------------------------------------
Operating income before
 depreciation and amortization       58.0       63.1      -8.1%
---------------------------------------------------------------
Operating income before
 depreciation and amortization
 as % of Operating revenues          41.4%      50.1%  -8.7 pp
---------------------------------------------------------------
Operating Income                     18.7       28.1     -33.5%
---------------------------------------------------------------
Net Income/(Loss)                    22.6       23.1      -2.2%
---------------------------------------------------------------
Net Income/(Loss) Margin             16.1%      18.3%  -2.3 pp
---------------------------------------------------------------
Increase/(Decrease) in Gross
 PP&E                                26.3       47.9     -45.1%
---------------------------------------------------------------

---------------------------------------------------------------
Fixed Telephony, Lines
---------------------------------------------------------------
Mobile Telephony, Contract
 customers
---------------------------------------------------------------
Mobile Telephony, Prepaid
 customers
---------------------------------------------------------------
Mobile Telephony, Total
 customers
---------------------------------------------------------------

---------------------------------------------------------------
Cash and cash equivalents
---------------------------------------------------------------
Long-term dedt
---------------------------------------------------------------
Net Financial Debt
---------------------------------------------------------------


EUR  Millions                     H1 04       H1 03    % Change
----------------------------------------------------------------
Operating Revenues                   275.2      248.6      10.7%
----------------------------------------------------------------
Operating income before
 depreciation and amortization       129.6      122.3       6.0%
----------------------------------------------------------------
Operating income before
 depreciation and amortization
 as % of Operating revenues           47.1%      49.2%  -2.1 pp
----------------------------------------------------------------
Operating Income                      53.1       52.4       1.3%
----------------------------------------------------------------
Net Income/(Loss)                     53.8       36.2      48.6%
----------------------------------------------------------------
Net Income/(Loss) Margin              19.5%      14.6%   4.9 pp
----------------------------------------------------------------
Increase/(Decrease) in Gross
 PP&E                                 56.3       80.5     -30.1%
----------------------------------------------------------------

----------------------------------------------------------------
Fixed Telephony, Lines           2,445,579  2,380,690       2.7%
----------------------------------------------------------------
Mobile Telephony, Contract
 customers                          73,303     27,963     162.1%
----------------------------------------------------------------
Mobile Telephony, Prepaid
 customers                       1,925,211  1,534,233      25.5%
----------------------------------------------------------------
Mobile Telephony, Total
 customers                       1,998,514  1,562,196      27.9%
----------------------------------------------------------------
                                  30.06.04   31.12.03
----------------------------------------------------------------
Cash and cash equivalents            100.6       95.4       5.5%
----------------------------------------------------------------
Long-term dedt                        62.9       59.1       6.4%
----------------------------------------------------------------
Net Financial Debt                   (37.7)     (36.3)     -3.9%
----------------------------------------------------------------

    ARMENTEL

    OTE has a 90% stake in ArmenTel, which is fully consolidated.

    ArmenTel's key financial figures are stated below:

    ARMENTEL

    Statement of Operations

    Prepared under U.S. GAAP

    for the three months and six months ended June 30, 2004 and 2003

    (Unaudited)



EUR  Millions                    Q2 04      Q2 03    % Change
--------------------------------------------------------------
Operating Revenues                  21.1       17.2      22.7%
--------------------------------------------------------------
Operating income before
 depreciation and amortization      12.7        6.5      95.4%
--------------------------------------------------------------
Operating income before
 depreciation and amortization
 as % of Operating revenues         60.2%      37.8%  22.4 pp
--------------------------------------------------------------
Operating Income                     6.8        1.2     466.7%
--------------------------------------------------------------
Net Income/(Loss)                    6.3        3.8      65.8%
--------------------------------------------------------------
Net Income/(Loss) Margin            29.9%      22.1%   7.8 pp
--------------------------------------------------------------
Increase/(Decrease) in Gross
 PP&E
--------------------------------------------------------------

--------------------------------------------------------------
Fixed Telephony, Lines
--------------------------------------------------------------
Mobile Telephony, Contract
 customers
--------------------------------------------------------------
Mobile Telephony, Prepaid
 customers
--------------------------------------------------------------
Mobile Telephony, Total
 customers
--------------------------------------------------------------

--------------------------------------------------------------
Cash and cash equivalents
--------------------------------------------------------------
Short-term borrowings
--------------------------------------------------------------
Long-term dedt
--------------------------------------------------------------
Net Financial Debt
--------------------------------------------------------------


EUR  Millions                    H1 04      H1 03    % Change
--------------------------------------------------------------
Operating Revenues                  38.7       33.2      16.6%
--------------------------------------------------------------
Operating income before
 depreciation and amortization      21.7       14.9      45.6%
--------------------------------------------------------------
Operating income before
 depreciation and amortization
 as % of Operating revenues         56.1%      44.9%  11.2 pp
--------------------------------------------------------------
Operating Income                     9.9        4.0     147.5%
--------------------------------------------------------------
Net Income/(Loss)                    8.7        5.9      47.5%
--------------------------------------------------------------
Net Income/(Loss) Margin            22.5%      17.8%   4.7 pp
--------------------------------------------------------------
Increase/(Decrease) in Gross
 PP&E                               11.9        1.8     561.1%
--------------------------------------------------------------

--------------------------------------------------------------
Fixed Telephony, Lines           569,757    551,234       3.4%
--------------------------------------------------------------
Mobile Telephony, Contract
 customers                        44,455     33,755      31.7%
--------------------------------------------------------------
Mobile Telephony, Prepaid
 customers                        93,075     41,144     126.2%
--------------------------------------------------------------
Mobile Telephony, Total
 customers                       137,530     74,899      83.6%
--------------------------------------------------------------
                                30.06.04   31.12.03
--------------------------------------------------------------
Cash and cash equivalents            5.6        2.3     143.5%
--------------------------------------------------------------
Short-term borrowings               11.6       13.1     -11.5%
--------------------------------------------------------------
Long-term dedt                      63.5       62.6       1.4%
--------------------------------------------------------------
Net Financial Debt                  69.5       73.4      -5.3%
--------------------------------------------------------------

    COSMOBULGARIA

    OTE has a 100% stake in CosmoBulgaria, which is fully consolidated. CosmoBulgaria is a company offering mobile telephony services in Bulgaria under the brand name Globul. Globul's key financial figures are stated below:

    COSMOBULGARIA

    Statement of Operations

    Prepared under U.S. GAAP

    for the three months and six months ended June 30, 2004 and 2003

    (Unaudited)



EUR  Millions                    Q2 04      Q2 03     % Change
---------------------------------------------------------------
Operating Revenues                  40.8       22.9       78.2%
---------------------------------------------------------------
Operating income before
 depreciation and amortization       6.6       (0.4)       N/A
---------------------------------------------------------------
Operating income before
 depreciation and amortization
 as % of Operating revenues         16.2%      -1.7%   17.9 pp
---------------------------------------------------------------
Operating Income/(Loss)             (2.9)      (7.2)      59.7%
---------------------------------------------------------------
Net Income/(Loss)                   (4.6)      (5.2)      11.5%
---------------------------------------------------------------
Net Income/(Loss) Margin           -11.3%     -22.7%   11.4 pp
---------------------------------------------------------------
Increase/(Decrease) in Gross
 PP&E                               28.8       58.0      -50.3%
---------------------------------------------------------------

---------------------------------------------------------------
Mobile Telephony, Contract
 customers
---------------------------------------------------------------
Mobile Telephony, Prepaid
 customers
---------------------------------------------------------------
Mobile Telephony, Total
 customers
---------------------------------------------------------------

---------------------------------------------------------------

---------------------------------------------------------------
Cash and cash equivalents
---------------------------------------------------------------
Short-term borrowings
---------------------------------------------------------------
Long-term dedt
---------------------------------------------------------------
Net Financial Debt
---------------------------------------------------------------


EUR  Millions                    H1 04       H1 03    % Change
---------------------------------------------------------------
Operating Revenues                   73.7       39.5      86.6%
---------------------------------------------------------------
Operating income before
 depreciation and amortization       14.6        1.8     711.1%
---------------------------------------------------------------
Operating income before
 depreciation and amortization
 as % of Operating revenues          19.8%       4.6%  15.2 pp
---------------------------------------------------------------
Operating Income/(Loss)              (3.7)     (11.2)     67.0%
---------------------------------------------------------------
Net Income/(Loss)                    (6.9)     (10.3)     33.0%
---------------------------------------------------------------
Net Income/(Loss) Margin             -9.4%     -26.1%  16.7 pp
---------------------------------------------------------------
Increase/(Decrease) in Gross
 PP&E                                44.3       71.1     -37.7%
---------------------------------------------------------------

---------------------------------------------------------------
Mobile Telephony, Contract
 customers                        457,679    277,666      64.8%
---------------------------------------------------------------
Mobile Telephony, Prepaid
 customers                        828,911    375,418     120.8%
---------------------------------------------------------------
Mobile Telephony, Total
 customers                      1,286,590    653,084      97.0%
---------------------------------------------------------------

---------------------------------------------------------------
                                 30.06.04   31.12.03
---------------------------------------------------------------
Cash and cash equivalents             5.1       10.1     -49.5%
---------------------------------------------------------------
Short-term borrowings                 5.9        0.0       N/A
---------------------------------------------------------------
Long-term dedt                      185.0      155.0      19.4%
---------------------------------------------------------------
Net Financial Debt                  185.8      144.9      28.2%
---------------------------------------------------------------

    CosmoFon

    Cosmofon, a company owned by OTE and managed by Cosmote, on June 11, 2003 launched the commercial operations of CosmoFon, in Skopje (FYROM), as the new mobile operator in the country. CosmoFon is fully consolidated. Its key financial figures are below:

    COSMOFON

    Statement of Operations

    Prepared under U.S. GAAP

    for the three months and six months ended June 30, 2004

    (Unaudited)



EUR  Millions                     Q2 04       H1 04
-------------------------------------------------------
Operating Revenues                     5.3         9.6
-------------------------------------------------------
Operating income (loss)  before
 depreciation and amortization        (2.2)       (4.2)
-------------------------------------------------------
Operating income (loss) before
 depreciation and amortization
 as % of Operating revenues          -41.5%      -43.8%
-------------------------------------------------------
Operating Income                      (4.9)       (9.5)
-------------------------------------------------------
Net Income/(Loss)                     (5.4)      (10.6)
-------------------------------------------------------
Net Income/(Loss) Margin            -101.9%     -110.4%
-------------------------------------------------------
Increase/(Decrease) in Gross
 PP&E                                  4.7         9.7
-------------------------------------------------------

-------------------------------------------------------
Mobile Telephony, Contract
 customers                                      10,588
-------------------------------------------------------
Mobile Telephony, Prepaid
 customers                                     144,107
-------------------------------------------------------
Mobile Telephony, Total
 customers                                     154,695
-------------------------------------------------------

-------------------------------------------------------
                                              30.06.04
-------------------------------------------------------
Cash and cash equivalents                         26.6
-------------------------------------------------------
Short-term borrowings                              0.0
-------------------------------------------------------
Long-term dedt                                    22.0
-------------------------------------------------------
Net Financial Debt                                (4.6)
-------------------------------------------------------

    EXHIBIT VII -OPERATIONAL HIGHLIGHTS


       Operational Highlights for the quarters
             ended June 30, 2004 and 2003
------------------------------------------------------
OTE                   Q2 04      Q2 03       % Change
PSTN lines          5,130,236  5,293,960         -3.1%
ISDN, 64kb equiv.
 lines              1,181,660    995,976         18.6%
Total lines         6,311,896  6,289,936          0.3%

ADSL subscribers       22,000          0          N/A

COSMOTE (Greece)
Pre-paid sub.       2,473,351  2,277,207          8.6%
Contract sub.       1,602,188  1,579,358          1.4%

OTE net
Dial up clients       256,394    186,920         37.2%
Business customers      8,330      4,601         81.0%

Employees:
-OTE                   16,816     17,293         -2.8%
-of which: at other
 subsidiaries             555        432         28.5%
-Subsidiaries
 (Greece)               1,576        910         73.2%
-COSMOTE                2,026      1,768         14.6%
-RomTelecom            18,428     26,704        -31.0%
------------------------------------------------------



    CONTACT: OTE:
             Dimitris Tzelepis - Head of Investor Relations
             OTE Group Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             Daria Kozanoglou - Investor Relations
             Tel: +30 210 611 1121
             email: nkozanoglou@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Hellenic Telecommunications Organization S.A. By:/s/Iordanis Aivazis
                                   -------------------
                                Name: Iordanis Aivazis
                                Title: Chief Financial Officer


Date: August 26 2004